SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1350 René-Lévesque Boulevard West
15th FloorMontreal, Quebec
Canada H3G 1T4
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Enclosure: Press Release concerning results dated July 29, 2015.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, 333-177013, and 33-197742.

PRESS RELEASE

Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
www.cgi.com/newsroom
CGI posts strong Q3 results

Q3-F2015 year-over-year highlights
Revenue of $2.6 billion;
Bookings of $2.2 billion;
Backlog of $19.7 billion, up $916.4 million;
Adjusted EBIT of $371.2 million, up $28.9 million;

•	Adjusted EBIT margin of 14.5%, up 170 basis points;
Net earnings of $257.2 million, up 14.3%;
Net earnings margin of 10.1%, up 170 basis points;

Diluted EPS of $0.80, up 12.7%;
Cash provided by operating activities of $214.1 million;
Return on invested capital of 14.8%, up 150 basis points;
Return on equity of 18.2%, up 10 basis points.

Note: All figures in Canadian dollars. Q3-F2015 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.
To access the Financial Statements - click here (PDF)
To access the MD&A - click here (PDF)
Montréal, Quebec, July 29, 2015 - CGI (TSX: GIB.A) (NYSE: GIB) reported fiscal 2015 third quarter revenue of $2.6 billion, compared with $2.7 billion in the year ago period. Sequentially, revenue remained stable.
During the quarter, the Company booked $2.2 billion in contract awards, bringing the total bookings over the last twelve months to $10.8 billion or 106.4% of revenue. At the end of June 2015, the Company’s backlog of signed orders stood at $19.7 billion, up $916.4 million compared with the same period last year.
Adjusted EBIT was $371.2 million compared with $342.2 million in Q3-F2014, an improvement of $28.9 million. Adjusted EBIT margin was 14.5% compared with 12.8% last year, up 170 basis points.
Net earnings were $257.2 million, up 14.3% compared with $225.1 million in the year ago period, while the net earnings margin of 10.1% increased by 170 basis points year-over-year.

Earnings per diluted share were 80 cents, compared with 71 cents in Q3-F2014, representing an increase of 12.7%.

In millions of Canadian dollars except earnings per share and where noted
	Q3-F2015	Q3-F2014
Revenue	2,559.4	2,667.0
Adjusted EBIT Margin	371.2 14.5%	342.2 12.8%
Net earnings prior to specific items* Margin	257.2 10.1%	229.8 8.6%
Earnings per share (diluted) prior to specific items*	0.80	0.72
Net earnings Margin	257.2 10.1%	225.1 8.4%
Earnings per share (diluted)	0.80	0.71
Weighted average number of outstanding shares (diluted)	322,661,908	318,519,083
Net finance costs	20.8	24.1
Net debt	1,791.4	2,389.0
Net debt to capitalization ratio	22.7%	32.6%
Cash provided by operating activities	214.1	345.9
Days sales outstanding (DSO)	46	47
Return on invested capital (ROIC)	14.8%	13.3%
Return on equity (ROE)	18.2%	18.1%
Bookings	2,227.4	2,451.4
Backlog	19,697.0	18,780.6
*Specific items in Q3-F2014 include: $11.5 million in integration-related expenses net of tax and the resolution of acquisition-related provisions in the amount of $6.8 million net of tax.
Cash generated from operating activities was $214.1 million, or $226.9 million when excluding $12.8 million of integration-related cash disbursements. On the same basis, CGI operations have generated $1.3 billion in cash or $4.15 per diluted share over the last twelve months.
During the quarter the Company repurchased 1.9 million shares, at an average price of $50.14, for an investment of $94.0 million. In addition, net debt was reduced in the quarter by $78.4 million. At the end of June, net debt was $1.8 billion, representing a year-over-year reduction of $597.6 million. As a result, the net debt to capitalization ratio improved to 22.7% from 32.6% in the year ago period. At the end of June 2015, CGI had $1.8 billion in available cash and unused credit facilities.

Strengthening competitive position
The Company announced it will take up to a $60 million pre-tax charge over the next six months to advance the realization of benefits associated with productivity enablers and other cost initiatives expected to yield savings throughout fiscal 2016.
“The time to restructure a business is when you are financially strong,” commented Michael E. Roach, President and Chief Executive Officer. “A portion of the financial benefits arising from this action will be reinvested to accelerate our growth capabilities in IP based solutions, cyber security, and the digitization of client critical processes. The remaining benefits will be returned to shareholders through increased EPS performance in fiscal 2016.”
Q3-F2015 results conference call
Management will host a conference call this morning at 9:00 a.m. Eastern Daylight Time to discuss results. Participants may access the call by dialing 866-225-2055 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors.
Non-GAAP financial metrics used in this release: Adjusted EBIT, net debt, net debt to capitalization ratio, bookings, book-to-bill ratio, backlog, DSO, ROIC, and ROE.
CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 2 and 3 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

About CGI
Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. Approximately 68,000 professionals serve thousands of global clients from offices and delivery centers across the Americas, Europe and Asia Pacific, leveraging a comprehensive portfolio of services including high-end business and IT consulting, systems integration, application development and maintenance, infrastructure management as well as a wide range of proprietary solutions. With annual revenue in excess of C$10 billion and an order backlog of approximately C$20 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB).Website: www.cgi.com.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s annual and quarterly Management’s Discussion and Analysis (“MD&A”), in CGI’s Annual Report, and in the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information
Lorne Gorber
Executive Vice-President, Global Communications and Investor Relations
lorne.gorber@cgi.com
+1 514-841-3355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI Group Inc.
(Registrant)

Date:	July 29, 2015	By	/s/ Benoit Dubé
			Name:	Benoit Dubé
			Title:	Executive Vice-President and Chief
Legal Officer